UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Renovaro Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29350E 104

(CUSIP Number)

William Anderson Wittekind

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

(424) 235-1810

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 6,429,824[1]
Shares Bene-
ficially by	8.	Shared Voting Power 12,526,552[2]
Owned by Each
Reporting	9.	Sole Dispositive Power 6,429,824[1]
Person With

10.	Shared Dispositive Power 12,526,552[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,956,376

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%[3]

14.	Type of Reporting Person (See Instructions) I

_____________________________

1 Consists of (a) 3,615,757 shares owned by William Anderson Wittekind (“Wittekind”); (b) 1,313,499 shares owned by Weird Science LLC (“Weird Science”); (c) 633,921 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2020 Annuity Trust”); (d) 450,568 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained trust of which Wittekind is the sole trustee (the “Dybul 2020 Annuity Trust”); (e) 50,000 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the “Mabry 2021 Annuity Trust”); and (f) 366,079 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2021 Annuity Trust” and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the “Trusts”). In his capacity as the sole manager of Weird Science, Wittekind has sole voting and sole dispositive power over the shares owned by Weird Science. In his capacity as the sole trustee of the Trusts, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts.

2 Consists of 88,121 shares owned by Wittekind and Serhat Gumrukcu, Wittekind’s spouse (“Gumrukcu”), as joint tenants with a right of survivorship (“JTWROS”) and 12,438,431 shares owned by Gumrukcu, of which Wittekind shares voting power and dispositive power through a power of attorney dated June 24, 2022. Pursuant to an order of the United States District Court for the District of Vermont (the “Vermont District Court”) dated October 27 2023, the 12,438,431 shares owned by Gumrukcu are subject to a writ of attachment to secure the plaintiffs’ claim in The Estate of Gregory Davis et al. v. Serhat Daniel Gumrukcu (Civil Case No. 5:22-cv-123).

3 Based upon 147,504,944 shares of common stock outstanding as of May 10, 2024, as disclosed in the issuer’s Form 10-Q filed with the Commission on May 15, 2024.

EXPLANATORY NOTE

This Amendment No. 16 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind”) with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Renovaro Inc. (the “Issuer”) received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Renovaro Biopharma, Inc., a Delaware corporation then known as Enochian Biopharma Inc. (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment No. 1, Amendment No. 2, Amendment 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 13, Amendment No. 14 and Amendment No. 15 thereto. Wittekind is the sole reporting person under this Amendment No. 16 to Schedule 13D (the “Reporting Person”).

Capitalized terms used but not defined in this Amendment No. 16 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15 thereto.

Item 4.	Purpose of Transaction

The information in Item 6 of this Amendment No. 16 is hereby incorporated by reference into this Item 4.

Item 5.	Interests in Securities of the Issuer

(a)-(b) The information in Items 7-11 and Item 13 of the cover page of this Amendment No. 16, including the accompanying footnotes, is hereby incorporated by reference into this Item 5.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Denial of Rule 11 Motion

On April 11, 2024 legal counsel for the Board Defendants filed a Reply to Wittekind’s and Weird Science’s Rule 11 Opposition and a Declaration in Support of such Reply with the California District Court for the Central District. The Reply to the Rule 11 Opposition is attached to this Amendment No. 16 as Exhibit 22 and the Declaration in Support of such Reply is attached to this Amendment No. 16 as Exhibit 23.

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On May 16, 2024 the California District Court for the Central District issued an order denying the Rule 11 Motion. A copy of such order is attached to this Amendment No. 16 as Exhibit 24.

Stockholder Derivative Complaint

In accordance with the May 16, 2024 order denying the Rule 11 Motion, Wittekind and Weird Science intend to amend the Stockholder Derivative Complaint no later than May 31, 2024, or by a date otherwise permitted by the Court.

Resales of Common Stock

To the extent any shares of Common Stock owned by Weird Science, Wittekind or the Trusts are included in a registration statement that is filed by the Issuer and declared effective by the SEC (including, without limitation, the Form S-1 that the Issuer agreed to file to register resales by Lincoln Park Capital Fund LLC pursuant to the Registration Rights Agreement between the Issuer and Lincoln Park dated June 20, 2023), Weird Science, Wittekind and the Trusts (as applicable) intend to resell shares under such registration statement(s) in accordance with the Investor Rights Agreement.

In addition, Wittekind intends to (individually and on behalf of Weird Science), and may cause the Trusts to, resell shares of Common Stock from time to time in accordance with Rule 144 under the 1933 Act.

Item 7.	Material to be Filed as Exhibits

Exhibit 22	Board Defendants’ Reply in Further Support of Motion For Sanctions Against Plaintiffs and Plaintiffs’ Counsel filed with the United States District Court for the Central District of California–Western Division, on April 11, 2024.

Exhibit 23	Declaration of Michael J. Quinn in Support of Reply filed with the United States District Court for the Central District of California–Western Division, on April 11, 2024.*

Exhibit 24	Order Denying Defendants’ Motion for Sanctions issued by the United States District Court for the Central District of California on May 16, 2024.

* Exhibit A to this Exhibit has been omitted pursuant to Item 601(a)(5) of Regulation S-K (17 CFR §229.601(a)(5)) but will be furnished supplementally to the SEC upon request.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 16 is true, complete and correct.

Date: May 17, 2024

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

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